UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Rentrak Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760174102

(CUSIP Number)

Edward T. Dartley

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 760174102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 828,462*
8 SHARED VOTING POWER *
9 SOLE DISPOSITIVE POWER 828,462*
10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,462*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IA, IN

*	William R. Huff possesses sole power to vote and direct the disposition of all securities of Rentrak Corporation (the “Company”) held by certain affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of August 21, 2008, Mr. Huff was deemed to beneficially own 828,462 shares of common stock of the Company, $0.01 par value per share (the “Shares”), or approximately 7.8% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Shares”), of Rentrak Corporation, an Oregon corporation (the “Company”). The principal executive offices of the Company are located at 7700 NE Ambassador Place, Portland, Oregon.

Item 2.	Identity and Background.

The person filing this statement is William R. Huff, whose business address is 67 Park Place, Morristown, New Jersey 07960. Mr. Huff, through one or more intermediate entities, exercises sole voting and investment discretion for and on behalf of certain affiliated limited partnerships. Mr. Huff is principally engaged in the investment in securities of all kinds.

Mr. Huff has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Huff is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Huff Entities have acquired an aggregate of 828,462 shares of Shares, which are reported herein, in open market transactions for an aggregate purchase price of approximately $10,965,936.27 (including brokerage commissions) from the capital of the Huff Entities.

Item 4.	Purpose of Transaction.

All Shares acquired by the Huff Entities have been acquired for investment purposes. On August 21, 2008, a representative of the Huff Entities was elected to the board of directors of the Company. This Schedule 13D is being filed in connection with such election. Prior to the date hereof, Mr. Huff had on file with the Securities and Exchange Commission a Schedule 13G with respect to his beneficial ownership of the Shares. Although it is not believed that the Huff Entities’ activities as described above would constitute activities that have the purpose or effect of changing or influencing control of the Company, this Schedule 13D is being filed in order to obviate any possible issue to engaging in such activities.

Item 5.	Interest in Securities of the Issuer.

Based upon the information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the SEC, 10,611,039 Shares were issued and outstanding as of August 1, 2008. Mr. Huff possesses sole power to vote and direct the disposition of the Shares owned by the Huff Entities, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of August 21, 2008, Mr. Huff was deemed to beneficially own 828,462 Shares, or approximately 7.8% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

During the 60 days on or prior to August 21, 2008, the Huff Entities made certain open market purchases of Shares during this period. The trading dates, number of Shares purchased and price per Share for all purchases of Shares in the open market by the Huff Entities during the 60 days on or prior August 21, 2008 are set forth in the following table.

Date of Purchase	Number of Shares	Price Per Share
7/30/2008	1,000	14.14
7/31/2008	400	13.78
8/5/2008	1,000	14.02
8/7/2008	1,000	14.09
8/12/2008	1,000	14.39
8/20/2008	2,000	14.88

During the 60 days on or prior to August 21, 2008, other than the transactions described in this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time may require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There is no contract, arrangement, understanding or relationship (legal or otherwise) among Mr. Huff and any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2008		Edward T. Dartley

/s/ Edward T. Dartley
	By:	Edward T. Dartley, Attorney-in-Fact for William R. Huff, on behalf of certain affiliated limited partnerships

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).